September 21, 2010

United States

Securities and Exchange Commission

Washington, D.C. 20549-0402

Attn:	Amy Geddes, Division of Corporation Finance
Facsimile:	703-813-6967

RE:	Archon Corporation
Form 10-K for the year ended September 30, 2009
Form 10-K for the year ended September 30, 2008
File No.: 001-09481

Dear Ms. Geddes:

In response to your comment letter dated August 31, 2010 (“Comment Letter”), the following are Archon Corporation’s (the “Company”) responses:

1.	We understand your comments with respect to the changes discussed in our response letters dated October 27, 2009 and December 21, 2009 and offer the forgoing additional information regarding the changes discussed. After we responded to those letters, we were directed to incorporate those changes into the Company’s Form 10-K for the fiscal year ended September 30, 2009 (“FY 2009”), without amending and re-filing the Company’s Form 10-K for the fiscal year ended September 30, 2008 (“FY 2008”). Mr. Juan Migone, from your office, explained that since the FY-2008 information was included in the Company’s FY-2009 report, we should report the revised FY-2008 data in the FY-2009 report labeled as “revised” where necessary, and continue those changes on a going forward basis. Since we have complied with the advice we received from your office and have included such changes in the Company’s Form 10-K for FY 2009, we respectfully request that we continue to report these changes on a going forward basis.

2 & 3.	Management has rewritten the Company’s Part II, Item 9A, Controls and Procedures to include the required wording and disclosure of the Company’s assessment of controls and procedures, and the required wording regarding the design of internal control over financial reporting. Forms 10-K/A Amendment Number 1 for FY 2008 and FY 2009 were filed on September 15, 2010 with the required disclosures.

4.	Upon review of the Selected Financial Data referred to in your Comment Letter, management discovered that typing errors caused the incorrect data. Long-term debt,

less current portion should have been reported as $31,199 at FY 2008 instead of $31,119 as reported in the table. Long-term debt on assets held for sale should have been reported as $40,301 at FY 2008 instead of $40,3001 as incorrectly reported in the table.

Management does not believe this correction rises to the level of materiality requiring an amendment to its Form 10-K for FY 2009. Accordingly we respectfully request to make this correction on a going forward basis.

5.	Management agrees that the rental property segment is relevant as it represents a substantial source of income to the Company for each period an income statement is presented.

Following are the results of operations for the Company’s rental property segment for FY 2009:

Rental Properties

General. The rental properties segment includes operations at the Las Vegas Strip property in Nevada, and the Dorchester property in Massachusetts. The Gaithersburg property in Maryland is not included because it is under contract to sell and is reported separately under discontinued operations. The rental properties revenues and expenses comprise a substantial portion of the revenues and expenses included in the Company’s consolidated statements of operations and are discussed separately below.

Net Operating Revenues. Net revenues at the rental properties decreased $0.4 million, or approximately 4%, to $10.7 million for the fiscal year ended September 30, 2009 from $11.1 million for the fiscal year ended September 30, 2008, due to a reduction in the rent income due to a lease termination for the Las Vegas Strip property.

Operating Expenses. Operating expenses increased approximately $0.1 million, or 2%, to $2.5 million for the fiscal year ended September 30, 2009 from $2.4 million for the fiscal year ended September 30, 2008, as a result of increased utility and property expenses. Utilities and property expenses as a percentage of revenues remained the same at 7% for the fiscal years ended September 30, 2009 and 2008.

Depreciation expense remained the same at $1.7 million, during the fiscal years ended September 30, 2009 and 2008. Depreciation expenses as a percentage of revenues increased to 16% for the fiscal year ended September 30, 2009, from 15% for the fiscal year ended September 30, 2008.

Interest Expense. Interest expense for the fiscal year ended September 30, 2009 was $4.6 million, a $0.8 million increase compared to $3.8 million for the fiscal year ended September 30, 2008, primarily due to a $0.7 million non-recurring adjustment in the interest expense associated with the nonrecourse debt of the Dorchester property and an offsetting decrease in interest expense of $0.3 million due to a decrease in the amount of debt associated with the interest expense.

Gain on Termination of Land Sale Option. During the fiscal year ended September 30, 2008, the Company realized income of $67.1 million from nonrefundable deposits associated with a terminated land sale option, on the Las Vegas Strip property.

2200 Casino Drive	Laughlin, Nevada 89029	(702) 732-9120	Fax: (702) 732-9465

It is our intention and we respectfully request to include a similar discussion of the results of our rental property segment, as indicated in item 303(a) of Regulation S-K, on a going forward basis.

6.	Management agrees that diluted income (loss) per share amounts should be presented for all financial statement periods, including when the dilutive shares are in an anti-dilutive state, per the guidance in ASC 260-10-45-7. The following table shows the Company’s diluted income per common share that should have been reported for FY 2009:

Average common shares outstanding	6,360,015

Average common and common equivalent shares outstanding	6,360,015

Income (loss) from continuing operations per common share Net basic income (loss) per common share	$(0.39)

Diluted income per common share	$(0.39)

Discontinued operations per share Net basic income per common share	$0.15

Diluted income per common share	$0.15

Income (loss) per common share Net basic income (loss) per common share	$(0.24)

Diluted income per common share	$(0.24)

The diluted income per common share amount in the consolidated statement of operations for FY 2009, were reported as “N/A”.

Management does not believe this correction rises to the level of materiality requiring an amendment to our Form 10-K for FY 2009. Accordingly we respectfully request to include diluted income (loss) per common share for FY 2009 on a going forward basis.

7.	Following guidance under ASC 230-10-45-7, the item “Proceeds from (payments on) debt” is presented on a “net” basis in our consolidated statements of cash flows, for FY 2009 and FY 2008, because they represent changes in short-term debt related to the line of credit.

8.	Management believes the following disclosure, included under the heading “Long Lived Assets” in its Form 10-K on page 41 for FY 2009, includes the relevant facts and circumstances leading to the impairment charge of $3.5 million, recorded during FY 2009:

2200 Casino Drive	Laughlin, Nevada 89029	(702) 732-9120	Fax: (702) 732-9465

Long-Lived Assets

The Company applies the provisions of FASB ASC 360-10, Property, Plant and Equipment, where applicable to all long lived assets. FASB ASC 360-10 addresses accounting and reporting for impairment and disposal of long-lived assets. The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with FASB ASC 360-10. FASB ASC 360-10 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized in the fourth quarter, based on the amount by which the carrying amount exceed the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Management concluded that the underperformance of the Pioneer was a result of the general downturn in the economy. Events that occurred in the fourth quarter (ended September 30, 2008) demonstrated to management that the Pioneer Hotel and Casino would be underperforming for the foreseeable future. These events include numerous bank failures, a serious stock market decline, the reporting of significant declines in gaming revenues in the area, and significant and continuing declines in the housing and labor markets. Therefore, management is of the opinion that recording an impairment loss in the fourth quarter was appropriate. Therefore, the productive assets (land, buildings, and furniture, fixtures and equipment) of the Pioneer Hotel and Casino in Laughlin, Nevada were tested for recoverability. After the asset group was tested, appraised, and analyzed, management determined $11.0 million to be the amount of the impairment loss for the year ended September 30, 2008.

After continued underperformance of the Pioneer Hotel and Casino and the further decline in the economy, management was compelled to perform another cash flow analysis for the year ended September 30, 2009, to determine if an additional impairment loss was appropriate. After the asset group was tested and analyzed, management designated $3.5 million as the amount of the impairment loss or the year ended September 30, 2009.

Since this information was included in the Form 10-K for FY 2009, management respectfully requests to include this information under the heading “Property and Equipment” on a going forward basis.

9.	ASC 840-10-25-43(c) states in part “… A lease is a leveraged lease if it has all of the following characteristics:” Since it must have “all” the characteristics, any one it does not have prevents it from being classified as a leveraged lease. Number (1) states: “It meets the criteria in (b)(1) and (b)(2) for a direct financing lease.” Neither lease meets the criteria for a direct financing lease.

FASB ASC 840-10-25-1 states in part: “A lessee and a lessor shall consider whether a lease meets any of the following four criteria…” Our answers to each of the four criteria are as follows:

a.	Not met. Neither lease transfers ownership of the property to the lessee by the end of the lease term.

b.	Not met. Neither lease contains a bargain purchase option.

2200 Casino Drive	Laughlin, Nevada 89029	(702) 732-9120	Fax: (702) 732-9465

c.	Not met. Neither lease term is equal to 75% or more of the estimated economic life of the property. The Gaithersburg property represents 44% of the estimated economic life of the property and the Dorchester property represents 53% of the estimated economic life of the property.

d.	Not met. For both leases, the present value at the beginning of the lease term of the minimum lease payments does not equal or exceed 90% of the fair value of the leased property (investment tax credit not applicable).

Calculations of present values of the minimum lease payments, per the example in FASB ASC 840-30-55, are as follows:

DORCHESTER, MASSACHUSETTS PROPERTY:
Present Values
Lessor’s computation using the implicit interest rate of 11.03% (0.91917% per month)
Minimum lease payments:
Rental payments	$70,665,966
Residual guarantee by lessee	0

Total	$70,665,966

Fair value of the property at inception of the lease	$82,413,633

Minimum lease payments as a percentage of fair value	86%

GAITHERSBURG, MARYLAND PROPERTY:
Present Values
Lessor’s computation using the implicit interest rate of 9.03% (0.7525% per month)
Minimum lease payments:
Rental payments	$43,750,729
Residual guarantee by lessee	0

Total	$43,750,729

Fair value of the property at inception of the lease	$62,600,000

Minimum lease payments as a percentage of fair value	70%

10&11	FASB ASC 280-10-50-1 states: An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

2200 Casino Drive	Laughlin, Nevada 89029	(702) 732-9120	Fax: (702) 732-9465

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Because the Gaithersburg property meets all of the above characteristics it should be included in our operating activities. However, the Gaithersburg property is under contract to be sold in 2014 or before, and therefore falls under the provisions of FASB ASC 205-20-45-3 which states in part: “In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business entity … for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraphs 360-10-35-40 and 360-10-40-5, in discontinued operations.”

As a group the rental properties meet all of the above characteristics, and as a segment they should be included in our operating activities, per the guidance in FASB ASC 280-10-50-1. The rental properties make up a large percentage of our operating revenues, and virtually 100% of our net income. Management intends to re-label these operations from “Rental Properties held for investment” to “Rental Properties” in order to eliminate any confusion or misunderstanding on a going forward basis.

12&13	Management has rewritten the Company’s Part II, Item 9A, Controls and Procedures to include the required wording and assessment of controls and procedures, and the required wording regarding the design of internal control over financial reporting. Forms 10-K/A Amendment Number 1 for FY 2008 and FY 2009 were filed on September 15, 2010 with the required disclosures

In connection with our responses to your comments, as written above, management acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any objection to any of these responses to your comments.

Sincerely,
Archon Corporation

Grant Siler
Principal Accounting Officer

2200 Casino Drive	Laughlin, Nevada 89029	(702) 732-9120	Fax: (702) 732-9465